

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

July 21, 2007

By Facsimile (972.3.607.4422)

Gene Kleinhendler, Adv.
Itay Frishman, Adv.
Gross, Kleinhendler, Hodak, Berkman & Co.
One Azrieli Center
Tel Aviv 67021, Israel

Re: **Scopus Video Networks Ltd.**
       Schedule 14D-9
       Filed on July 16, 2007
       File No. 005-81571

Ladies and Gentlemen:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4. The Solicitation or Recommendation

1. Please revise to clearly disclose the reasons why the Board deemed the offer inferior instead of just stating "the Offer is inadequate." Conclusory statements such as the offer "substantially undervalues the Company" are not considered sufficient disclosure. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A require that actual reasons be cited to explain why an unfavorable recommendation is being made and be supported by a reasonable basis that is self-evident. Please revise this section to expressly state reasons that in fact support the Board's decision to recommend that the security holders reject the offer.

2. We note references to presentations by a financial advisor. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the support for Thomas Weisel Partners' findings and attaching any written analyses or presentation materials used in issuing their advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filing promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

Very truly yours,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions